March 28, 2017

TO WHOM IT MAY CONCERN:

RE:  Nevsun Resources Ltd. – Amended Information Circular

This letter is prepared in order to describe amendments made by Nevsun Resources Ltd. to its information circular dated March 20, 2017 and filed on SEDAR and EDGAR on March 24, 2017 (the “Initial Circular”).

The Amended Information Circular filed on SEDAR and EDGAR on March 28, 2017 (the “Amended Circular”) amends the directorship information for R. Stuart Angus disclosed in his director profile found on page 13.  The Amended Circular otherwise remains unchanged from the Initial Circular.

Yours truly,

NEVSUN RESOURCES LTD.

“Clifford T. Davis”

Clifford T. Davis
President, Chief Executive Officer and Director